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                            January 5, 2022

       Scott W. Absher
       Chief Executive Officer
       ShiftPixy, Inc.
       501 Brickell Key Drive, Suite 300
       Miami, FL 33131

                                                        Re: ShiftPixy, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed December 7,
2021
                                                            File No. 333-259619

       Dear Mr. Absher:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-3 filed December 7, 2021

       Recent Developments, page 7

   1. We note your response to comment 1, as well as your amended disclosure that you have
                                                        "advanced an aggregate
of $820,000 to the SPACs" and "anticipate that each of the
                                                        SPACs will repay these
advanced expenses to Investments from the proceeds of their
                                                        respective SPAC IPOs,
as permitted." Please explain what you mean by "as permitted."
                                                        In this regard, we note
that your disclosure on page 72 of Industrial Human Capital,
                                                        Inc.'s Registration
Statement on Form S-1, as amended, which states that such loans advanced to Industrial
Human Capital, Inc. would be "repaid upon completion of [the]
                                                        offering" (e.g., page
72). As such IPO has been completed, please revise your disclosure to discuss whether you
have been repaid any portion of the $820,000. Please also discuss
 Scott W. Absher
ShiftPixy, Inc.
January 5, 2022
Page 2
         whether you have since advanced, or plan to advance, any working capital loans leading up to Industrial Human Capital, Inc.'s initial business combination, and distinguish between such loans (which may be converted into warrants) and your loans of up to $2 million (which will be repaid). Last, in your amended risk factor on page 11, please discuss the risk that any loans advanced in connection with the remaining three SPAC
         IPOs may not be repaid in the event that such IPOs are not completed.
2.       We note your response to comment 2, as well as your amended disclosure that you
         anticipate that "the bulk of the gross proceeds [from this offering] will be applied toward funding expenses associated with [y]our activities related to [y]our sponsorship of the
         SPACs." We reissue the comment in-part. Please revise your disclosure to clarify what you mean by "funding expenses" and state whether you will be using the proceeds as the funding source to purchase the private placement warrants from your three remaining
         SPACs, or if certain proceeds will be alternatively used to fund the potential loans in connection with the SPAC IPOs, the potential working capital loans leading up to the initial business combinations, or an alternative expense. In this regard, we also note your amended disclosure on page 5 that you may use capital to "support [y]our sponsorship of the SPACs, including the acquisition activities being conducted by IHC." To the extent that you will be using the proceeds to support Industrial Human Capital Corp. in acquisition activities, please discuss to provide investors additional context as to how the funds will move from you to the sponsor and your SPACs.
3. We note your response to comment 3, as well as your amended disclosure, and we reissue the comment in-part. Please tell us whether the private placement on August 31, 2021 and this resale transaction are related to funding your SPACs' IPOs and subsequent acquisition activity. If related, please revise your disclosure to discuss the relationship and the timing of the private placement, this resale transaction, your SPACs' IPOs and any risks to your investors if you are not be able to appropriately fund your investment in the SPACs.
4. We note your amended disclosure that you "expect to invest . . . an aggregate amount of
       $17,531,408 in the SPACs (or up to $18,656,408 . . . ) through the purchase of private
       placement warrants in addition to [y]our initial $25,000 investment for the purchase of
       [y]our founder shares in each SPAC." We also note your amended disclosure on page 11 that you "anticipate purchasing private placement warrants in each of the three other
       SPACs [you] are sponsoring, at a price of $1.00 per warrant, for an aggregate of
       $17,531,408 (or up to $18,656,408 if the over-allotment option of each SPAC is exercised in full), which includes [y]our investment in founder shares . . . ."
Please revise your
       disclosure to clarify whether the aggregate amount noted here (i) includes or is in addition
FirstName LastNameScott W. Absher
       to your initial investments for the purchase of founder shares and (ii) includes the private
Comapany    NameShiftPixy,
       placement             Inc.
                   purchase in all four SPACs (including the $4,639,102 to IHC)
or only the three
Januaryremaining   SPACs.
         5, 2022 Page   2
FirstName LastName
 Scott W. Absher
FirstName   LastNameScott W. Absher
ShiftPixy, Inc.
Comapany
January     NameShiftPixy, Inc.
        5, 2022
January
Page  3 5, 2022 Page 3
FirstName LastName
Risk Factors
"There is no guarantee that our current cash position . . . ", page 10

5. We note your response to comment 5, as well as your amended disclosure that you "expect to obtain additional financing in the form of public or private equity offerings over the next twelve months to sponsor the SPACs." Please revise your disclosure to provide greater detail regarding whether such additional financing is in connection with funding your SPACs' initial business combinations, sponsoring your SPACs' IPOs, or a combination thereof. Additionally, with regards to your statement that you are not certain
         "if or when any such SPAC IPO will be consummated . . . ," please revise your disclosure to state that you are not certain if any of your three remaining SPAC IPOs will be consummated, as we note that one of your SPAC IPOs has been consummated.
Unaudited Pro Forma Financial Information, page 16

6. We note your inclusion of the unaudited pro forma balance sheet after giving effect to the consummation of Industrial Human Capital Corp.'s IPO as if it were consummated on
         August 31, 2021. Please also provide the income statement. Alternatively, please explain why the consummation of such IPO does not have a material impact on your income statement and include a statement to that effect in this section. Please refer to Article
         11 of Regulation S-X.
General

7. We continue to evaluate your response to comment 11 and may have further comments.
        You may contact Brian Fetterolf at 202-551-6613 or Jennifer Lopez Molina at 202-551-
3792 if you have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Ivan Blumenthal